SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, dated October 20, 2003, regarding reappointment of Non-executive director and trading statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 20, 2003

/S/ SCOTTISH POWER PLC
(Registrant)

By:	/S/ DONALD MCPHERSON
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER REAPPOINTS NON-EXECUTIVE DIRECTOR

ScottishPower today announced the return of Philip Carroll jnr to its Board as a Non-executive Director, five months after he temporarily resigned to help rebuild the infrastructure of post-war Iraq.

Mr Carroll, whose appointment takes immediate effect, left in May this year when he was appointed head of an advisory board overseeing the Iraqi Oil Ministry.

ScottishPower Chairman Charles Miller Smith said: “Philip Carroll was appointed to our Board because of his wide experience of the US and international energy and engineering sectors and I am delighted to welcome him back.”

Mr Carroll joined ScottishPower in January 2002.

Information:
Colin McSeveny	Group Media Relations Manager	0141-636-4515
Andrew Jamieson	Head of Investor Relations	0141-636-4527

20 October 2003